UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Taro Pharmaceutical Industries Ltd.

c/o Taro Pharmaceuticals U.S.A., Inc.

Three Skyline Drive

Hawthorne, New York 10532

(NYSE: TARO)

FOR IMMEDIATE RELEASE

COMPANY / INVESTOR CONTACT:CONSUMER CONTACT:

William J. CooteTaro Pharmaceuticals U.S.A., Medical Information

AVP, Treasurer – Interim CFO

(914) 345-90011-866-923-4914

William.Coote@taro.comTaroPVUS@taro.com

TARO PHARMACEUTICALS U.S.A., INC. ISSUES VOLUNTARY NATIONWIDE RECALL OF LAMOTRIGINE TABLETS USP, 100 MG, 100 COUNT BOTTLES

(NDC 51672-4131-1) LOT # 331771 (EXPIRATION JUNE 2021)

DUE TO CROSS-CONTAMINATION WITH ENALAPRIL MALEATE

Hawthorne, NY, January 10, 2020 ─ Taro Pharmaceuticals U.S.A., Inc. (“Taro” or the “Company”) is voluntarily recalling one (1) lot of Lamotrigine 100 mg Tablets, Lot # 331771 (expiration date June 2021) in 100 count bottles, NDC  51672-4131-1 to the consumer level. This single lot of Lamotrigine 100 mg Tablets Lot #331771 (expiration date June 2021) was found to have been cross-contaminated with a small amount of another drug substance (Enalapril Maleate) used to manufacture another product at the same facility.

Risk Statement:  Use of Lamotrigine 100 mg Tablets could potentially result in exposure to a small amount of Enalapril Maleate, if present in the product in question.  Enalapril Maleate is a drug substance indicated for hypertension and congestive heart failure.  There is potential with chronic exposure to Enalapril Maleate to impact users particularly if they are small children or pregnant women.  Enalapril Maleate is also associated with risk of birth defects in a developing fetus.  Therefore, there is risk associated with the continued, long-term use of Lamotrigine 100 mg Tablets, Lot # 331771 (expiration date June 2021).

Taro has not received any product complaints or adverse events related to contamination of this product with Enalapril, or any complaints or adverse events that are associated specifically with this recall.  Taro will continue to actively monitor for any and all adverse event reports that may be received, in compliance with FDA regulatory requirements.

Lamotrigine 100 mg Tablets are indicated for Epilepsy and Bipolar disorder.  This product is packaged in white plastic bottles with screw cap closure, and each bottle contains 100 tablets.  Each bottle is labeled to indicate the name of the product, Lamotrigine Tablets USP, 100 mg, the NDC #51672-4131-1 (see image of container label below), the lot number 331771 and expiration date of June 2021.

Lamotrigine 100 mg Tablets, Lot # 331771 were distributed to wholesale distributors in the US market between August 23 and August 30, 2019.  These wholesale customers may have further distributed Lot # 331771 to retail pharmacies for prescription dispensing to patients who were prescribed 100 mg Lamotrigine Tablets.

Taro is notifying its distributors and customers by Phone, E-mail, and Letters via US Mail and is arranging for return of any containers or quantities of Lamotrigine 100 mg Tablets, Lot # 331771 (exp. June 2021).  Consumers that have any quantities of Lamotrigine 100 mg Tablets, Lot # 331771 being recalled should stop using this product and return it to the pharmacy that dispensed it.  Retailers, pharmacies and distributors should stop distributing or dispensing this product and return it to Taro.

Consumers with questions regarding this recall can contact Taro by calling 1-866-923-4914 or by e-mail at TaroPVUS@taro.com, Monday through Friday between 7:00 AM and 7:00 PM US Central Time. Consumers should contact their physician or healthcare provider if they have experienced any problems that may be related to taking or using this drug product.

Adverse reactions or quality problems experienced with the use of this product may be reported to the FDA's MedWatch Adverse Event Reporting program either online, by regular mail or by fax.

•	Complete and submit the report Online: www.fda.gov/medwatch/report.htm
•

Regular Mail or Fax: Download form www.fda.gov/MedWatch/getforms.htm or call 1-800-332-1088  to request a reporting form, then complete and return to the address on the pre-addressed form, or submit by fax to 1-800-FDA-0178

This recall is being conducted with the knowledge of the U.S. Food and Drug Administration.

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About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2020.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 10, 2020

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:  /s/ Uday Baldota

Name:Uday Baldota

Title:Chief Executive Officer and Director